SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
 __________________________

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
 __________________________

TELEVIDEO, INC.
 (Name of Issuer)
__________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
 (Title of Class of Securities)
 __________________________
 879913
 (Cusip Number)
 __________________________

John S. Mills, Esq.
 Clifford Chance US LLP
 Five Palo Alto Square
 3000 El Camino Real
 Palo Alto, CA 94306
 (650) 858-4300
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
 __________________________
 October 7, 2002
 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 879913	13D	Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON DR. K. PHILIP HWANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 7,127,824 (See Footnote 1)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 7,127,824 (See Footnote 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,127,824
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%
14.	TYPE OF REPORTING PERSON IN

(1) Represents 75,983 shares held in trust for Dr. Hwang's children, 22,500 shares held of record by the Kyupin Philip and C. Gemma Hwang Foundation, and 7,029,341 shares held of record by Dr. Hwang and his spouse, C. Gemma Hwang.

CUSIP No. 879913	13D	Page 3 of 6 Pages
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON C. GEMMA HWANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b)[ ]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 7,127,824 (See Footnote 2)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 7,127,824 (See Footnote 2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,127,824
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%
14.	TYPE OF REPORTING PERSON IN

(2) Represents 75,983 shares held in trust for C. Gemma Hwang's children, 22,500 shares held of record by the Kyupin Philip and C. Gemma Hwang Foundation, and 7,029,341 shares held of record by C. Gemma Hwang and her spouse, Dr. Hwang.

Item 1. Security and Issuer.

        This Statement relates to the common stock of TeleVideo, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2345 Harris Way, San Jose, California 95131.

 Item 2. Identity and Background.

        This Statement is being filed jointly by Dr. K. Philip Hwang ("Dr. Hwang") and C. Gemma Hwang ("Mrs. Hwang").

        Dr. Hwang's present principal occupation is as Chairman of the Board and Chief Executive Officer of the Issuer, which develops Windows-Based Thin Client hardware and software solutions for corporate and vertical IT professionals and end-users and has its principal executive offices at 2345 Harris Way, San Jose, California 95131. Dr. Hwang's business address is TeleVideo, Inc., 2345 Harris Way, San Jose, California 95131.

        Mrs. Hwang's present principal occupation is President of Gem Management, which is a real estate management company and has its principal executive offices at 555 East Washington Avenue, Sunnyvale, California 94086. Mrs. Hwang's business address is 555 East Washington Avenue, Sunnyvale, California 94086.

        During the last five years, neither Dr. Hwang nor Mrs. Hwang have neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Each of Dr. Hwang and Mrs. Hwang is a citizen of the United States of America.

 Item 3. Source and Amount of Funds or Other Consideration.

        The consideration for the proposed transaction described in Item 4 below will be contributed solely from the personal assets of Dr. Hwang and Mrs. Hwang. The total amount of consideration for such transaction as proposed to the Issuer by Dr. Hwang on October 7, 2002 is approximately $220,000.

Item 4. Purpose of the Transaction.

        On October 7, 2002, Dr. Hwang submitted a proposal to the Issuer to acquire, for cash, all shares of common stock of the Issuer not beneficially owned by him. The proposed transaction would be accomplished through (i) the merger of a newly-formed corporation controlled by Dr. Hwang ("Holdco") into the Issuer and (ii) the payment to the remaining holders of common stock of the Issuer of $0.0525 per share. The proposed transaction is subject to agreement with the Issuer and negotiation of definitive documentation. Filed as an exhibit hereto is the letter sent to the special committee of the board of directors of the Issuer advising them of the proposal. In the event of consummation of the proposed transaction, the common stock of the Issuer would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

        The Issuer has publicly announced the formation of a special committee of the board of directors of the Issuer to consider and negotiate the proposed transaction and also the committee's intention to engage investment bankers and special counsel to advise it. The related press release of the Issuer is filed as an exhibit hereto.

         Except as stated in response to Item 4 of this Statement, each of the undersigned does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)     As of the date of this Statement, Dr. Hwang beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 7,127,824 shares of common stock of the Issuer, constituting, to the best of the knowledge of Dr. Hwang, 63% of the issued and outstanding shares of common stock of the Issuer. Such shares include: (i) 75,983 shares held in trust (the "Trusts") for Dr. Hwang's children (the "Trust Shares"), (ii) 22,500 shares held of record by the Kyupin Philip and C. Gemma Hwang Foundation (the "Foundation Shares"), and (iii) 7,029,341 shares held of record by Dr. Hwang and his spouse (the "Joint Shares").

        As of the date of this Statement, Mrs. Hwang beneficially owns, for purposes of Rule 13d-3 under the Exchange Act, 7,127,824 shares of common stock of the Issuer, constituting, to the best of the knowledge of Mrs. Hwang, 63% of the issued and outstanding shares of common stock of the Issuer. Such shares include the Trust Shares, the Foundation Shares and the Joint Shares.

        (b) As of the date of this Statement, Dr. Hwang has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of zero shares of common stock of the Issuer, and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 7,127,824 shares of common stock of the issuer, consisting of the Trust Shares (with respect to which such shared power is held with Mrs. Hwang), the Foundation Shares (with respect to which such shared power is held with Mrs. Hwang) and the Joint Shares (with respect to which such shared power is held with Mrs. Hwang).

        As of the date of this Statement, Mrs. Hwang has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of zero shares of common stock of the Issuer, and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 7,127,824 shares of common stock of the issuer, consisting of the Trust Shares (with respect to which such shared power is held with Dr. Hwang), the Foundation Shares (with respect to which such shared power is held with Dr. Hwang) and the Joint Shares (with respect to which such shared power is held with Dr. Hwang).

        (c) Not applicable.

        (d) Dr. Hwang and Mrs. Hwang, as co-trustees of the Trusts, may pay or apply dividends or proceeds from the sale of the Trust Shares to the beneficiaries thereof. Dr. Hwang and Mrs. Hwang, as joint controllers of the Kyupin Philip and C. Gemma Hwang Foundation, may pay or apply dividends or proceeds from the sale of the Foundation Shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the    Issuer.

        See Item 2 above.

 Item 7. Material to be Filed as Exhibits.

        Exhibit A -- Letter to the special committee of the board of directors of the Issuer

        Exhibit B -- Press release of the Issuer dated October 8, 2002

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2002

                 /s/ DR. K. PHILIP HWANG
                  Dr. K. Philip Hwang

                /s/ C. GEMMA HWANG
                  C. Gemma Hwang

INDEX TO EXHIBITS

EXHIBIT         DESCRIPTION

A                     Letter to the special committee of the board of directors of TeleVideo, Inc.

B                     Press release of TeleVideo, Inc. dated October 8, 2002

EXHIBIT A

October 7, 2002
Special Committee of the Board of Directors
Televideo Inc.
2345 Harris Way
San Jose, CA 95131

Dear Sirs:

                On behalf of Homebound Acquisition, Inc., a Delaware corporation ("Homebound"), I hereby submit the attached term sheet as Homebound's proposal to acquire all of the outstanding shares of common stock of Televideo, Inc. ("Televideo") not held by Homebound or Dr. K. Philip Hwang.

                As indicated in the term sheet, the proposed transaction would be effected by the merger of Homebound with and into Televideo, with Televideo continuing as a privately held corporation following the merger. In connection with the merger, each share of common stock (other than shares owned by Dr. Hwang) immediately prior to the effective time will be converted into the right to receive $0.0525 per shares, in cash, without interest.

                If the proposed transaction is acceptable to you, we would like to proceed with the negotiation of a binding and definitive merger agreement. Homebound, of course, reserves the right to withdraw the proposal contained herein at any time prior to the execution of a definitive merger agreement.

                We believe that the proposed transaction is in the best interest of all of Televideo's stockholders, and look forward to working with you to complete the transaction.

Very truly yours,

             /s/ K. Philip Hwang
             Dr. K. Philip Hwang

Term Sheet

            This Term Sheet sets forth the terms by which Homebound Acquisition, Inc., a Delaware corporation (the "Acquiror"), offers to acquire (and take private) Homebound Corporation, a Delaware corporation (the "Company"), through a statutory merger. This Term Sheet does not constitute a binding obligation of any party and is subject to the execution of definitive documentation by each of the parties.

Structure	Acquiror to merge with and into the Company through a statutory merger with the Company as the surviving corporation. In connection with the merger, each stockholder (other than dissenting stockholders and Dr. Hwang) shall receive cash in exchange for their shares. Following the merger, the Company will no longer be publicly-traded and will continue as a privately-held corporation.
Acquisition Price	$219,552.00 in the aggregate or $0.0525 per share for all of the issued and outstanding shares of the Company (other than shares owned by dissenting stockholders or Dr. Hwang) in cash, without interest. The aggregate acquisition price is based on the following capitalization for the Company:
      * Total shares outstanding: 11,309,772
      * Shares owned by Dr. Hwang: 7,127,824
* Shares owned by public: 4,181,948
Stock Options	The Acquiror will not assume any Company stock options outstanding as of the effective time of the merger. All outstanding options must be exercised for shares of Company Common Stock prior to closing.
Material Terms	No escrow or indemnification. Representations and Warranties will not survive the closing.
Special Independent Committee	The Special Independent Committee of the Board of Directors of the Company must approve and recommend the merger agreement and the transactions contemplated thereby.
SEC Documents	Acquiror and Company shall jointly prepare all documents that must be submitted to the Securities and Exchange Commission in connection with the merger and the going-private transaction.
Expenses	If the merger closes, Acquiror shall pay the amounts identified on Schedule 1 incurred in connection with the transaction.

Schedule 1
Schedule of Expenses

Category	Amount
Printing & Mailing	Actual expenses.
Transfer agent fees	Actual expenses.
Company advisors, including legal and investment banking	$60,000. Funds not spent to be distributed to shareholders; any excess fees reduces aggregate purchase price on dollar-for-dollar basis.
Directors' fees	Fees not to exceed $6000 in the aggregate.
SEC filing fees, exchange fees, etc.	Actual expenses.

EXHIBIT B

  TELEVIDEO, INC. ANNOUNCES POSSIBILITY OF
A GOING-PRIVATE TRANSACTION

San Jose, CA - October 8, 2002 - TeleVideo, Inc (OTC BB:TELV.OB), a leader in the development and manufacturing of thin client hardware and software, announced today that it received a term sheet for the proposed merger of Homebound Acquisition, Inc., a Delaware corporation controlled by Dr. K. Philip Hwang (TeleVideo's Chief Executive Officer, Chairman of the Board and majority stockholder), with and into TeleVideo, Inc. Following the proposed merger, TeleVideo would be de-listed and would continue operations as a privately held corporation.

Under the terms of the proposed merger, Homebound Acquisition, Inc. would pay $0.0525 in cash, without interest, for each outstanding share of TeleVideo's common stock (other than any shares owned by Dr. K. Philip Hwang). The aggregate value of the proposed transaction is approximately $220,000.

TeleVideo's Board of Directors has approved the creation of a special committee, comprised of two independent directors, to evaluate the proposed transaction. The special committee has retained special counsel, and is in the process of engaging investment bankers, to advise it concerning the proposed transaction, which is subject to the negotiation of definitive agreements and the approval of TeleVideo's Board of Directors and its stockholders.

About TeleVideo, Inc.

A pioneering Silicon Valley company, TeleVideo, Inc. (OTC: BB TELV.OB) began in 1975 as the innovator and market leader of smart text terminals. Today, TeleVideo continues to be innovative by developing Windows-Based Thin Client hardware and software solutions for corporate and vertical IT professionals and end-users. TeleVideo's family of TeleCLIENT products allows for secured, manageable and cost-effective network computing. For more information, please visit www.televideo.com.

About Homebound Acquisition, Inc.

Homebound Acquisition, Inc. is a Delaware corporation formed by Dr. K. Philip Hwang, TeleVideo's Chief Executive Officer, Chairman of the Board and majority stockholder.

_______________________

TeleVideo may not commence or complete the proposed transaction described in this press release. Investors should read TeleVideo's information statement and other documents, if and when it becomes available, describing the proposed transaction and the documents incorporated therein for a more detailed discussion of the proposed transaction and the associated risks and uncertainties. TeleVideo is under no obligation and does not intend to update any of the information provided in this press release, even if events or future changes make it clear that the proposed transaction will not occur at the price set forth in this press release or at all.